UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

DOLBY LABORATORIES, INC.

(Name of Issuer)

CLASS A COMMON STOCK

CLASS B COMMON STOCK

(Title of Class of Securities)

CLASS A COMMON STOCK: 25659T107

CLASS B COMMON STOCK: Not Applicable

(CUSIP Number)

Dolby Laboratories, Inc.

100 Potrero Avenue

San Francisco, CA 94103-4813

Phone: (415) 558-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 2 of 24 Pages

1.	Names of Reporting Persons Ray Dolby
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100 Class A Shares (1)
	8.	Shared Voting Power 39,224,719 Class B Shares (2)
	9.	Sole Dispositive Power 100 Class A Shares (1)
	10.	Shared Dispositive Power 52,443,049 Class B Shares (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,443,149 (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.3% (5)(6)(7)
14.	Type of Reporting Person (see instructions) IN

Page 3 of 24 Pages

(1)	Consists of 100 shares of Class A Common Stock held by Ray Dolby. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(2)	Consists of 39,224,719 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the “Ray Dolby Trust”). Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby Trust, and their son David E. Dolby is a Special Trustee of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby Trust. Ray Dolby, Dagmar Dolby and David E. Dolby have shared voting power over the shares held by the Ray Dolby Trust, with voting decisions requiring a majority vote of the three Co-Trustees. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(3)	Consists of (i) 39,224,719 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust, (ii) 1,410,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust A dated April 19, 2002 (the “Ray Dolby 2002 Trust A”), (iii) 1,810,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust B dated April 19, 2002 (the “Ray Dolby 2002 Trust B”), (iv) 4,999,000 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust A, dated December 14, 2011 (the “Ray Dolby 2011 Trust A”), and (v) 4,999,000 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust B, dated December 14, 2011 (the “Ray Dolby 2011 Trust B”). Ray Dolby and Dagmar Dolby are Co-Trustees of, and have shared dispositive power as to the shares held by, the Ray Dolby Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust A and the Ray Dolby 2011 Trust B. Ray Dolby, Dagmar Dolby and David E. Dolby have shared voting power over the shares held by the Ray Dolby Trust, with voting decisions requiring a majority vote of the three Co-Trustees. Thomas E. Dolby, son of Ray and Dagmar Dolby, has sole power to direct the voting of the shares held by the Ray Dolby 2002 Trust A and the Ray Dolby 2011 Trust A, as Special Trustee of such trusts. David E. Dolby has sole power to direct the voting of the shares held by the Ray Dolby 2002 Trust B and the Ray Dolby 2011 Trust B, as Special Trustee of such trusts. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(4)	Consists of (i) 100 shares of Class A Common Stock held by Ray Dolby, (ii) 39,224,719 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust, (iii) 1,410,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust A, (iv) 1,810,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust B, (v) 4,999,000 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust A, and (vi) 4,999,000 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust B. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(5)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(6)	Represents 85.8% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(7)	Based on 45,630,160 shares of Class A Common Stock and 56,592,841 shares of Class B Common Stock outstanding on November 23, 2012.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 4 of 24 Pages

1.	Names of Reporting Persons Dagmar Dolby
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 39,224,719 Class B Shares (8)
	9.	Sole Dispositive Power 2,500,000 Class B Shares (9)
	10.	Shared Dispositive Power 52,443,049 Class B Shares (10)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,943,049 Class B Shares (11)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 53.7% (12)(13)(14)
14.	Type of Reporting Person (see instructions) IN

Page 5 of 24 Pages

(8)	Consists of 39,224,719 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby Trust, and their son David E. Dolby is a Special Trustee of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby Trust, and Ray Dolby, Dagmar Dolby and David E. Dolby have shared voting power over the shares held by the Ray Dolby Trust, with voting decisions requiring a majority vote of the three Co-Trustees. The reporting person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(9)	Consists of 2,500,000 shares of Class B Common Stock held of record by Dolby Holdings II LLC (the “Family LLC”). Dagmar Dolby has sole dispositive power as to the shares held by the Family LLC as the Manager of the Family LLC. Each of Thomas E. Dolby and David E. Dolby has sole power to direct the voting of 50% of the shares held by the Family LLC, as Special Managers of the Family LLC. The reporting person disclaims beneficial ownership of these securities to the extent of her pecuniary interest therein.
(10)	Consists of (i) 39,224,719 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust, (ii) 1,410,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust A, (iii) 1,810,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust B, (iv) 4,999,000 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust A, and (v) 4,999,000 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust B. Ray Dolby and Dagmar Dolby are Co-Trustees of, and have shared dispositive power as to the shares held by, the Ray Dolby Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust A and the Ray Dolby 2011 Trust B. Ray Dolby, Dagmar Dolby and David E. Dolby have shared voting power over the shares held by the Ray Dolby Trust, with voting decisions requiring a majority vote of the three Co-Trustees. Thomas E. Dolby, son of Ray and Dagmar Dolby, has sole power to direct the voting of the shares held by the Ray Dolby 2002 Trust A and the Ray Dolby 2011 Trust A, as Special Trustee of such trusts. David E. Dolby has sole power to direct the voting of the shares held by the Ray Dolby 2002 Trust B and the Ray Dolby 2011 Trust B, as Special Trustee of such trusts. The reporting person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(11)	Consists of (i) 39,224,719 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust, (ii) 1,410,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust A, (iii) 1,810,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust B, (iv) 4,999,000 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust A, and (v) 4,999,000 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust B, and (vi) 2,500,000 shares of Class B Common Stock held by the Family LLC. The reporting person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(12)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(13)	Represents 89.8% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(14)	Based on 45,630,160 shares of Class A Common Stock and 56,592,841 shares of Class B Common Stock outstanding on November 23, 2012.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 6 of 24 Pages

1.	Names of Reporting Persons Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 39,224,719 Class B Shares (15)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 39,224,719 Class B Shares (15)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,224,719 Class B Shares (15)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 38.4% (16)(17)(18)
14.	Type of Reporting Person (see instructions) OO

Page 7 of 24 Pages

(15)	Consists of 39,224,719 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby Trust, and their son David E. Dolby is a Special Trustee of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby Trust, and Ray Dolby, Dagmar Dolby and David E. Dolby have shared voting power over the shares held by the Ray Dolby Trust, with voting decisions requiring a majority vote of the three Co-Trustees.
(16)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(17)	Represents 64.1% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(18)	Based on 45,630,160 shares of Class A Common Stock and 56,592,841 shares of Class B Common Stock outstanding on November 23, 2012.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 8 of 24 Pages

1.	Names of Reporting Persons Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust A dated April 19, 2002
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 1,410,165 Class B Shares (19)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,410,165 Class B Shares (19)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4% (20)(21)(22)
14.	Type of Reporting Person (see instructions) OO

Page 9 of 24 Pages

(19)	Consists of 1,410,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust A. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby 2002 Trust A. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby 2002 Trust A, and Thomas E. Dolby has sole power to direct the voting of the shares held by the Ray Dolby 2002 Trust A, as Special Trustee of such trust.
(20)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(21)	Represents 2.3% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(22)	Based on 45,630,160 shares of Class A Common Stock and 56,592,841 shares of Class B Common Stock outstanding on November 23, 2012.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 10 of 24 Pages

1.	Names of Reporting Persons Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust B dated April 19, 2002
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 1,810,165 Class B Shares (23)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,810,165 Class B Shares (23)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% (24)(25)(26)
14.	Type of Reporting Person (see instructions) OO

Page 11 of 24 Pages

(23)	Consists of 1,810,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust B. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby 2002 Trust B. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby 2002 Trust B, and David E. Dolby has sole power to direct the voting of the shares held by the Ray Dolby 2002 Trust B, as Special Trustee of such trust.
(24)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(25)	Represents 3.0% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(26)	Based on 45,630,160 shares of Class A Common Stock and 56,592,841 shares of Class B Common Stock outstanding on November 23, 2012.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 12 of 24 Pages

1.	Names of Reporting Persons Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust A dated December 14, 2011
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 4,999,000 Class B Shares (27)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,999,000 Class B Shares (27)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9% (28)(29)(30)
14.	Type of Reporting Person (see instructions) OO

Page 13 of 24 Pages

(27)	Consists of 4,999,000 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust A. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby 2011 Trust A. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby 2011 Trust A, and Thomas E. Dolby has sole power to direct the voting of the shares held by the Ray Dolby 2011 Trust A, as Special Trustee of such trust.
(28)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(29)	Represents 8.2% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(30)	Based on 45,630,160 shares of Class A Common Stock and 56,592,841 shares of Class B Common Stock outstanding on November 23, 2012.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 14 of 24 Pages

1.	Names of Reporting Persons Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust B dated December 14, 2011
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 4,999,000 Class B Shares (31)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,999,000 Class B Shares (31)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9% (32)(33)(34)
14.	Type of Reporting Person (see instructions) OO

Page 15 of 24 Pages

(31)	Consists of 4,999,000 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust B. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby 2011 Trust B. Ray Dagmar and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby 2011 Trust B, and David E. Dolby has sole power to direct the voting of the shares held by the Ray Dolby 2011 Trust B, as Special Trustee of such trust.
(32)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(33)	Represents 8.2% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(34)	Based on 45,630,160 shares of Class A Common Stock and 56,592,841 shares of Class B Common Stock outstanding on November 23, 2012.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 16 of 24 Pages

1.	Names of Reporting Persons Thomas E. Dolby
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,659,165 Class B Shares (35)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,659,165 Class B Shares (35)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5% (36)(37)(38)
14.	Type of Reporting Person (see instructions) IN

Page 17 of 24 Pages

(35)	Consists of (i) 1,410,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust A, (ii) 4,999,000 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust A, and (iii) 1,250,000 shares of Class B Common Stock held by the Family LLC. Ray Dolby and Dagmar Dolby are Co-Trustees and have shared dispositive power as to the shares held by the Ray Dolby 2002 Trust A and the Ray Dolby 2011 Trust A. Thomas E. Dolby has sole power to direct the voting of the shares held by the Ray Dolby 2002 Trust A and the Ray Dolby 2011 Trust A, as Special Trustee of such trusts. Thomas E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held by the Family LLC, as a Special Manager of the Family LLC. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(36)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(37)	Represents 12.5% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(38)	Based on 45,630,160 shares of Class A Common Stock and 56,592,841 shares of Class B Common Stock outstanding on November 23, 2012.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 18 of 24 Pages

1.	Names of Reporting Persons David E. Dolby
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,068,886 (40)
	8.	Shared Voting Power 39,224,719 Class B Shares (41)
	9.	Sole Dispositive Power 9,721 Class A Shares (42)
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,068,886 (40)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9% (43)(44)(45)
14.	Type of Reporting Person (see instructions) IN

Page 19 of 24 Pages

(40)	Consists of (i) 6,977 shares of Class A Common Stock held by David E. Dolby, (ii) stock options held by David E. Dolby to purchase 2,701 shares of Class A Common Stock that are exercisable within 60 days after November 23, 2012, (iii) 43 shares of Class A Common Stock subject to restricted stock unit awards held by David E. Dolby that vest within 60 days after November 23, 2012, (iv) 1,810,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust B, (v) 4,999,000 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust B, and (vi) 1,250,000 shares of Class B Common Stock held by the Family LLC. Ray Dolby and Dagmar Dolby are Co-Trustees and have shared dispositive power under the Ray Dolby 2002 Trust B and the Ray Dolby 2011 Trust B. David E. Dolby has sole power to direct the voting of the shares held by the Ray Dolby 2002 Trust B and the Ray Dolby 2011 Trust B, as Special Trustee of such trusts. David E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held by the Family LLC, as a Special Manager of the Family LLC. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(41)	Consists of 39,224,719 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby Trust, and their son David E. Dolby is a Special Trustee of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby Trust, and Ray Dolby, Dagmar Dolby and David E. Dolby have shared voting power over the shares held by the Ray Dolby Trust, with voting decisions requiring a majority vote of the three Co-Trustees. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(42)	Consists of (i) 6,977 shares of Class A Common Stock held by David E. Dolby, (ii) stock options held by David E. Dolby to purchase 2,701 shares of Class A Common Stock that are exercisable within 60 days after November 23, 2012, and (iii) 43 shares of Class A Common Stock subject to restricted stock unit awards held by David E. Dolby that vest within 60 days after November 23, 2012.
(43)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(44)	Represents 13.2% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(45)	Based on 45,630,160 shares of Class A Common Stock and 56,592,841 shares of Class B Common Stock outstanding on November 23, 2012.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 20 of 24 Pages

1.	Names of Reporting Persons Dolby Holdings II LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 2,500,000 Class B Shares (46)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 2,500,000 Class B Shares (46)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 Class B Shares (46)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4% (47)(48)(49)
14.	Type of Reporting Person (see instructions) OO

Page 21 of 24 Pages

(46)	Consists of 2,500,000 shares of Class B Common Stock held of record by the Family LLC. Dagmar Dolby has sole dispositive power as to the shares held by the Family LLC as the Manager of the Family LLC. Each of Thomas E. Dolby and David E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held by the Family LLC, as Special Managers of the Family LLC.
(47)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(48)	Represents 4.1% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(49)	Based on 45,630,160 shares of Class A Common Stock and 56,592,841 shares of Class B Common Stock outstanding on November 23, 2012.

Page 22 of 24 Pages

Explanatory Note:

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends the Schedule 13D (the “Statement”) initially filed with the Commission on December 27, 2011 and Amendment No. 1 thereto filed with the Commission on September 11, 2012 and Amendment No. 2 thereto filed with the Commission on December 26, 2012. This Amendment is being filed solely to correct an inadvertent error that appeared in Amendment No. 2 to the Statement (the “Prior Amendment”) filed with the Commission on December 26, 2012, as follows: The Prior Amendment reported that, in connection with the December 2012 Gift, the Ray Dolby Trust converted 1,800,000 shares of Class B Common Stock into shares of Class A Common Stock and gifted such shares to a charitable organization on December 18, 2012. Instead, only 1,430,000 shares were involved in the December 2012 Gift. Accordingly, this Amendment amends only (i) the Cover Pages for each of the Reporting Persons whose holdings are different than reflected in the Prior Amendment as a result of that inadvertent error, which are the Ray Dolby Trust and the Co-Trustees of the Ray Dolby Trust, Ray Dolby, Dagmar Dolby, and David E. Dolby, and (ii) the description of the December 2012 Gift in Item 4 to reflect the correct number of shares involved. Except as set forth herein, this Amendment does not supplement, restate or amend any of the other information disclosed in the Statement (as amended) as previously filed. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Statement as previously filed.

Item 4.	Purpose of Transaction

The paragraph of Item 4 of the Statement describing the December 2012 Gift is amended and restated in its entirety as follows:

On December 18, 2012, the Ray Dolby Trust converted 1,4300,000 shares of Class B Common Stock into shares of Class A Common Stock and gifted such shares to a charitable organization (the “December 2012 Gift”).

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement Pursuant to Rule 13d-1(k)(1) (incorporated by reference to Exhibit 1 to Schedule 13D/A filed with the Commission on December 26, 2012).

Exhibit 2:	Power of Attorney – Dagmar Dolby (incorporated by reference to Exhibit 2 to Schedule 13D filed with the Commission on December 27, 2011).

Exhibit 3:	Power of Attorney – Thomas E. Dolby (incorporated by reference to Exhibit 2 to Schedule 13D filed with the Commission on December 27, 2011).

Exhibit 4:	Power of Attorney – David E. Dolby (incorporated by reference to Exhibit 2 to Schedule 13D filed with the Commission on December 27, 2011).

Exhibit 5:	Power of Attorney – Ray Dolby 2011 Trust A (incorporated by reference to Exhibit 2 to Schedule 13D filed with the Commission on December 27, 2011).

Exhibit 6:	Power of Attorney – Ray Dolby 2011 Trust B (incorporated by reference to Exhibit 2 to Schedule 13D filed with the Commission on December 27, 2011).

Exhibit 7:	Power of Attorney – Ray Dolby (incorporated by reference to Exhibit 24.1 to Statement of Changes in Beneficial Ownership on Form 4 filed with the SEC on June 1, 2010).

Exhibit 8:	Power of Attorney – Ray Dolby Trust (incorporated by reference to Exhibit 24.2 to Statement of Changes in Beneficial Ownership on Form 4 filed with the SEC on June 1, 2010).

Exhibit 9:	Power of Attorney – Ray Dolby 2002 Trust A (incorporated by reference to Exhibit 24.3 to Statement of Changes in Beneficial Ownership on Form 4 filed with the SEC on June 1, 2010).

Exhibit 10:	Power of Attorney – Ray Dolby 2002 Trust A (incorporated by reference to Exhibit 24.3 to Statement of Changes in Beneficial Ownership on Form 4 filed with the SEC on June 1, 2010).

Page 23 of 24 Pages

Exhibit 11:	Power of Attorney – Ray Dolby 2002 Trust B (incorporated by reference to Exhibit 24.4 to Statement of Changes in Beneficial Ownership on Form 4 filed with the SEC on June 1, 2010).

Exhibit 12:	Power of Attorney – Dolby Holdings II LLC (incorporated by reference to Exhibit 12 to Schedule 13D/A filed with the Commission on December 26, 2012).

Page 24 of 24 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 2, 2013.

RAY DOLBY		RAY DOLBY TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*	By:	*
	Ray Dolby		Name:	Dagmar Dolby
			Title:	Co-Trustee

DAGMAR DOLBY		RAY DOLBY 2002 TRUST A DATED APRIL 19, 2002

		By:	*
By:	*		Name:	Dagmar Dolby
	Dagmar Dolby		Title:	Co-Trustee

THOMAS E. DOLBY		RAY DOLBY 2002 TRUST B DATED APRIL 19, 2002

		By:	*
By:	*		Name:	Dagmar Dolby
	Thomas E. Dolby		Title:	Co-Trustee

DAVID E. DOLBY		RAY DOLBY 2011 TRUST A DATED DECEMBER 14, 2011

By:	*	By:	*
	David E. Dolby		Name:	Dagmar Dolby
			Title:	Co-Trustee

RAY DOLBY 2011 TRUST B DATED DECEMBER 14, 2011

		By:	*
			Name:	Dagmar Dolby
			Title:	Co-Trustee

DOLBY HOLDINGS II LLC

		By:	*
			Name:	Dagmar Dolby
			Title:	Manager

*By:	/s/ Patrick R. McCabe
Patrick R. McCabe, Individually and for Morrison & Foerster LLP, as Attorney-in-Fact